

05038515

UNITEDSTATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR — 1 2005
213

SEC FILE NUMBER

8-66024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____12/09/03_____ AND ENDING_____12/31/04_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB Nor Markets Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue -- 31st Floor

(No. and Street)

New York	NY	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sherry Xie   (212) 681-3838

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _NIELS P. LYNG-OLSEN_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _DNB NOR MARKETS, INC._ , as of _DEC 31st_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ALBERTO CACEDA
Notary Public, State of New York
No. 01CA5023087
Qualified in Queens County
Certificate Filed in New York County
Commission Expires January 31, _2006_

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5

To the Board of Directors and Stockholder of DnB Nor Markets Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DnB Nor Markets Inc. (the "Company") for the period from January 10, 2003 (date of formation) to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

1

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2005

DnB NOR Markets Inc.

Statement of Financial Condition
December 31, 2004

DnB NOR Markets Inc.
Index
December 31, 2004



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
DnB NOR Markets Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DnB NOR Markets Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2005

1

DnB NOR Markets Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	8,806,437
Investment banking and advisory fees receivable		875,000
Furniture and equipment, at cost (net of accumulated depreciation $3,237)		5,970
Deferred taxes		608,757
Other assets		10,114
Total assets	$	10,306,278
Liabilities and Stockholder's Deficit		
Accrued interest payable	$	18,409
Accrued expenses		640,740
		659,149
Subordinated borrowings		10,000,000
Total liabilities		10,659,149
Stockholder's deficit		
Common stock		366,366
Accumulated deficit		(719,237)
Total stockholder's deficit		(352,871)
Total liabilities and stockholder's deficit	$	10,306,278

The accompanying notes are an integral part of these financial statements.

1. **Nature of Business and Significant Accounting Policies**

    Nature of Operations and Organization
    DnB NOR Markets, Inc. (the "Company") is a wholly owned subsidiary of DnB NOR Bank, ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a Corporation. The Parent owns 100% of all membership interest in the Company.

    The Company is based in the United States and conducts business from its office in New York City. The Company is engaged primarily in rendering merger and acquisition financial advice, advice with respect to other financial transactions, and in offering of securities. The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

    The Company is a registered-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. ("NASD"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) of the Rule.

    Cash Equivalents
    Cash equivalents are comprised of instruments with maturities of ninety days or less.

    Investment Banking and Advisory Fee Income
    Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

    Income Taxes
    Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Use of Estimates
    In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Fixed Assets
Furniture and equipment are recorded at cost. Depreciation on furniture and equipment is
calculated on a straight line basis using estimated useful lives of 2 to 3 years.

2. **Related Party Transactions**

On September 15, 2003 the Company entered into a subordinated loan agreement with the Parent
for working capital purposes. The original amount of the loan was $2 million and interest accrued
at 6%. The loan was converted into the August 30, 2004 note disclosed below.

On June 10, 2004, the Company entered into a subordinated loan agreement with the Parent. The
effective date of the agreement is July 15, 2004. The loan will mature on December 31, 2007. As
of December 31, 2004, the outstanding amount on this loan is $8 million.

On August 30, 2004, the Company entered into a subordinated loan agreement with the Parent.
The effective date of the agreement is September 29, 2004. The loan will mature on December 31,
2007. As of December 31, 2004 the outstanding amount on this loan is $2 million.

The loans have been approved by the NASD for inclusion as equity by the Company in computing
net capital under the SEC's Uniformed Net Capital Rule.

The Company has entered into an agreement with the Parent, whereby the Parent provides the
Company with shared occupancy and administrative (including payroll, accounting and cash
management, financial and credit services, purchasing and/or leasing of equipment, record storage.

3. **Income Taxes**

The Company files federal, New York State and New York City income tax returns. Deferred
income taxes at December 31, 2004 consist of net operating loss carryforwards and startup costs
which will amortize for tax purposes. The Company has not provided a valuation allowance for the
deferred tax asset as December 31, 2004, as management believes that it is more likely than not
that the Company will generate sufficient taxable income to realize the potential benefit of future
deductions from taxable income.

4. **Benefit Plan**

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to
enroll in this plan may receive an employer match of 100% up to 8% of salary or a maximum of
$9,500.

5. **Net Capital Requirements**

As a registered broker-dealer and a member of the NASD Inc., the Company is subject to the
Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the
Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or
$100,000, whichever is greater. As of December 31, 2004, the Company had net capital of
$8,147,288, which exceeded the regulatory requirement by $8,047,288.

6.   **Concentration of Credit Risk**

The Company maintains its cash in a financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.